UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

iPCS, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

44980Y305

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44980Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,284,467 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,284,467 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,284,467 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44980Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 71,884 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 71,884 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,884 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44980Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,356,351 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,356,351 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44980Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,356,351 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,356,351 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44980Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,356,351 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,356,351 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on March 24, 2006 by (i) Apollo Investment Fund IV, L.P., (ii) Apollo Overseas Partners IV, L.P., (iii) Apollo Advisors IV, L.P., and (iv) Apollo Management IV, L.P., with respect to the common stock, par value $.01 per share (the “Common Stock”) of iPCS, Inc. (“iPCS” or the “Company”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on March 24, 2006.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

This Amendment No. 1 to Schedule 13D is filed jointly by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV” and together with AIF IV, the “Apollo Funds”), (iii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), (iv) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), and (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”).  The Apollo Funds, Advisors IV, Management IV and Apollo Management are referred to herein collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

AIF IV and Overseas IV are principally engaged in the business of investing in securities.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and the managing partner of Overseas IV.  Management IV is principally engaged in the business of serving as the manager of each of the Apollo Funds.

Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”), is the general partner of Advisors IV.  Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.

On or about February 1, 2007, as a result of a corporate reorganization of the Apollo management entities and the formation of Apollo Management, Apollo Management became a co-general partner of Management IV and AIF IV Management, Inc., a Delaware corporation, previously the general partner of Management IV, became a co-general partner of Management IV.  AIF IV Management, Inc. is principally engaged in the business of serving as the co-general partner of Management IV.  Apollo Management is principally engaged in the business of serving as the co-general partner of Management IV and the manager of other Apollo management entities.

The address of the principal office of each of Capital Management IV and Apollo Management is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Capital Management IV, AIF IV Management, Inc. and Apollo Management and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, Capital Management IV, AIF IV Management, Inc., Apollo Management nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

On May 16, 2007, the Apollo Funds sold an aggregate of 1,300,000 shares of Common Stock of the Company in connection with an underwritten offering as described in the prospectus supplement dated May 11, 2007 (the “Prospectus Supplement”), supplementing the prospectus dated November 2, 2006, filed as part of the registration statement on Form S-4 (File No. 333-124091) filed by the Company with the Securities and Exchange Commission on April 15, 2005, as amended.  Following such sale, the Apollo Funds hold an aggregate of 1,356,351 shares of Common Stock of the Company, which represents approximately 8.0% of the Common Stock of the Company.

(a)           See the information contained on the cover pages to this Amendment 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by the Reporting Persons is based on 16,998,352 outstanding shares of Common Stock of the Company, as reported in its Report on Form 10-Q filed with the SEC on May 10, 2007.

(b)           See the information contained on the cover pages to this Amendment 1 to Schedule 13D which is incorporated herein by reference.

(c)           On May 16, 2007, the Apollo Funds sold an aggregate of 1,300,000 shares of Common Stock of the Company in connection with an underwritten offering.  There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment 1 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

On May 11, 2007, the Apollo Funds entered into an Underwriting Agreement with Banc of America Securities LLC (the “Underwriter”) and the Company, whereby the Apollo Funds agreed to sell an aggregate of 1,300,000 shares of Common Stock to the Underwriter.  In connection with the Underwriting Agreement, the Apollo Funds agreed not to dispose of or hedge any of their shares of Common Stock or securities convertible into shares of Common Stock for a period of 60 days after the date of the Prospectus Supplement, subject to an extension of up to 18 additional days under certain circumstances.  Closing of the sale of the aggregate 1,300,000 shares of Common Stock occurred on May 16, 2007.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as provided in Item 7 herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement
Exhibit 2:

Underwriting Agreement dated as of May 11, 2007 by and among the Company, the Apollo Funds and the Underwriter (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2007 (File No. 000-51844))

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	May 18, 2007	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 18, 2007	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 18, 2007	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:		/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 18, 2007	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT, INC.
Its Co-general Partner

			By:		/s/Laurie D. Medley
Laurie D. Medley
Vice President

Date:	May 18, 2007	APOLLO MANAGEMENT, L.P.

		By:	AIF IV MANAGEMENT GP, LLC
Its General Partner

			By:	/s/Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Apollo Management, AIF IV Management, Inc. and Capital Management IV.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 1 to Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of Apollo Management, AIF IV Management Inc. and Capital Management IV are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Apollo Management, AIF IV Management, Inc., Capital Management IV and other related investment managers.  Mr. Black is also a founding principal and Messrs. Harris and Rowan are also principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors IV, with respect to the Apollo investment funds.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019 and Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.